UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                               INSWEB CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45809K1034
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            RONALD FISHER                         STEPHEN A. GRANT, ESQ.
            SOFTBANK INC.                          SULLIVAN & CROMWELL
          1188 CENTRE STREET                         125 BROAD STREET
       NEWTON CENTER, MA 02159                      NEW YORK, NY 10004
            (617) 928-9300                            (212) 558-4000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 23, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

--------------------                                     -----------------------
CUSIP NO. 45809K1034                  13D                  PAGE  2 OF 20 PAGES
--------------------                                     -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK Ventures Inc.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        WC
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Japan
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
                      0
   SHARES        --------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY          9,070,610

  OWNED BY       --------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
    EACH              0
                 --------------------------------------------------------------
  REPORTING      10.  SHARED DISPOSITIVE POWER
                      9,070,610
PERSON WITH
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,070,610
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                            [_]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        26.16%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        CO
-------------------------------------------------------------------------------

--------------------                                     -----------------------
CUSIP NO. 45809K1034                  13D                  PAGE  3 OF 20 PAGES
--------------------                                     -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTVEN No. 2 Investment Enterprise Partnership
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        WC
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Japan
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
                      0
   SHARES        --------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY          9,070,610

  OWNED BY       --------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
    EACH              0
                 --------------------------------------------------------------
  REPORTING      10.  SHARED DISPOSITIVE POWER
                      9,070,610
PERSON WITH
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,070,610
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                            [_]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        26.16%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        PN
-------------------------------------------------------------------------------

--------------------                                     -----------------------
CUSIP NO. 45809K1034                  13D                  PAGE  4 OF 20 PAGES
--------------------                                     -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK America Inc.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        WC
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
                      0
   SHARES        --------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY          9,070,610

  OWNED BY       --------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
    EACH              0
                 --------------------------------------------------------------
  REPORTING      10.  SHARED DISPOSITIVE POWER
                      9,070,610
PERSON WITH
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,070,610
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                            [_]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        26.16%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        CO
-------------------------------------------------------------------------------

--------------------                                     -----------------------
CUSIP NO. 45809K1034                  13D                  PAGE  5 OF 20 PAGES
--------------------                                     -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK Finance Corporation
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        WC
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Japan
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
                      0
   SHARES        --------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY          9,070,610

  OWNED BY       --------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
    EACH              0
                 --------------------------------------------------------------
  REPORTING      10.  SHARED DISPOSITIVE POWER
                      9,070,610
PERSON WITH
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,070,610
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                            [_]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        26.16%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        CO
-------------------------------------------------------------------------------

--------------------                                     -----------------------
CUSIP NO. 45809K1034                  13D                  PAGE 6 OF 20 PAGES
--------------------                                     -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK Holdings Inc.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
                      0
   SHARES        --------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY          9,070,610

  OWNED BY       --------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
    EACH              0
                 --------------------------------------------------------------
  REPORTING      10.  SHARED DISPOSITIVE POWER
                      9,070,610
PERSON WITH
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,070,610
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                            [_]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        26.16%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        HC, CO
-------------------------------------------------------------------------------

--------------------                                     -----------------------
CUSIP NO. 45809K1034                  13D                  PAGE  7 OF 20 PAGES
--------------------                                     -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK Corp.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Japan
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
                      0
   SHARES        --------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY          9,070,610

  OWNED BY       --------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
    EACH              0
                 --------------------------------------------------------------
  REPORTING      10.  SHARED DISPOSITIVE POWER
                      9,070,610
PERSON WITH
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,070,610
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                            [_]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        26.16%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        HC, CO
-------------------------------------------------------------------------------

--------------------                                     -----------------------
CUSIP NO. 45809K1034                  13D                  PAGE  8 OF 20 PAGES
--------------------                                     -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Ronald D. Fisher
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
                      66,790
   SHARES        --------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY          9,070,610

  OWNED BY       --------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
    EACH              66,790
                 --------------------------------------------------------------
  REPORTING      10.  SHARED DISPOSITIVE POWER
                      9,070,610
PERSON WITH
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,137,400
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                            [_]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        26.36%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        IN
-------------------------------------------------------------------------------

--------------------                                     -----------------------
CUSIP NO. 45809K1034                  13D                  PAGE  9 OF 20 PAGES
--------------------                                     -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Yoshitaka Kitao
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Japan
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
                      2,500
   SHARES        --------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY          9,070,610

  OWNED BY       --------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
    EACH              2,500
                 --------------------------------------------------------------
  REPORTING      10.  SHARED DISPOSITIVE POWER
                      9,070,610
PERSON WITH
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,073,110
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                            [_]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        26.17%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        IN
-------------------------------------------------------------------------------

--------------------                                     -----------------------
CUSIP NO. 45809K1034                  13D                  PAGE 10 OF 20 PAGES
--------------------                                     -----------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Masayoshi Son
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Japan
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
                      0
   SHARES        --------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY          9,070,610

  OWNED BY       --------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
    EACH              0
                 --------------------------------------------------------------
  REPORTING      10.  SHARED DISPOSITIVE POWER
                      9,070,610
PERSON WITH
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,070,610
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                            [_]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        26.16%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        IN
-------------------------------------------------------------------------------

Cusip No. 45809K1034                                       Page 11 of 20 Pages


Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.001 per share, of InsWeb Corporation (the "Common Stock"). The principal executive offices of the Issuer are located at 901 Marshall Street, Redwood City, California 94063.

Item 2.  Identity and Background.

         This Statement is being filed jointly by SOFTBANK Ventures, Inc. ("SVI"), SOFTVEN No. 2 Investment Enterprise Partnership ("SOFTVEN No. 2"), SOFTBANK America Inc. ("SB America"), SOFTBANK Finance Corporation ("SB Finance"), SOFTBANK Holdings Inc. ("SBH"), SOFTBANK Corp. ("SOFTBANK"), Ronald
D. Fisher, Yoshitaka Kitao and Masayoshi Son.

         SVI is a Japanese corporation with a principal business of investments. SOFTVEN No. 2 is a Japanese partnership with a principal business of investments. SB Finance is a Japanese corporation with a principal business of investments. The business address of SVI, SOFTVEN No. 2 and SB Finance is 3-23 Kanda Nishikicho, Chiyoda-ku, Tokyo 101-0054, Japan. SB America and SBH are both Delaware corporations with a principal business of serving as holding companies for the operations and investments of SOFTBANK. The business address of SB America and SBH is 300 Delaware Avenue, Suite 900, Wilmington, DE 19801. SOFTBANK is a Japanese corporation. The principal business of SOFTBANK is the provision of information and distribution services and infrastructure for the digital information industry, the distribution of computer software and network products and the publication of Japanese computer technology magazines. The business address of SOFTBANK is 24-1 Nihonbashi-Hakozakicho, Chuo-Ku, Tokyo 103-8501, Japan. Mr. Fisher is a United States citizen. His principal occupation is vice chairman of SBH and his business address is c/o SOFTBANK Inc., 1188 Centre Street, Newton Centre, MA 02159. Mr. Kitao is a Japanese citizen. His principal occupation is executive vice president and chief executive officer in the corporate strategy department of SOFTBANK and his business address is c/o SOFTBANK Finance Corporation, 3-23 Kanda-Nishikicho, Chiyoda-ku, Tokyo 101-0054. Mr Son is a Japanese citizen. His principal occupation is president and chief executive officer of SOFTBANK and his business address is c/o SOFTBANK Corp., 24-1 Nihonbashi-Hakozakicho, Chuo-Ku, Tokyo 103-8501, Japan.

         None of the Reporting Persons, nor, to their best knowledge and belief, any of their respective executive officers or directors, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or

Cusip No. 45809K1034                                       Page 12 of 20 Pages


has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Because of certain business relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. By signing this statement, each Reporting Person agrees that this Statement is filed on its or his behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of, or pecuniary interest in, any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership or pecuniary interest is expressly reported herein.

Item 3.  Source and Amount of Funds or Other Consideration.

         SB Ventures used available working capital in the amount of $7,000,041.75 to make the purchases of 42,978 shares of Series D Preferred Stock referred to in Item 5. SOFTVEN No. 2 used available working capital in the amount of $23,000,067.37 to make the purchases of 141,213 shares of Series D Preferred Stock referred to in Item 5. SB Finance used available working capital in the amount of $17,736,352.80 to make the purchases of the 94,142 shares of Series D Preferred Stock referred to in Item 5. SB America used available working capital in the amount of $35,000,010.00 to make the purchase of 185,775 shares of Series E Preferred Stock, and $35,000,000.00 to make the purchase of 1,764,710 shares of Common Stock and 9,304 shares of Series B Preferred Stock, and $10,751,422.80 to make the purchases of 570,670 shares of Common Stock referred to in Item 5. Mr. Fisher borrowed $807,482.40 from SOFTBANK to make the purchase of 42,860 shares of Common Stock referred to in Item 5. No other borrowed funds or other consideration were used for such purchases.

Item 4.  Purpose of the Transaction.

         The securities purchased by the Reporting Persons were purchased solely for investment.

         Other than as described herein, at the present time none of the Reporting Persons has any plans or proposals which relate to or would result in
(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or

Cusip No. 45809K1034                                       Page 13 of 20 Pages


liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         In December of 1998, SVI purchased an aggregate of 42,978 shares of Series D Preferred Stock of the Company ("Series D Preferred Stock") for aggregate consideration of $7,000,041.75 in a private placement by the Company. As a result of subsequent stock splits and conversion of the shares into Common Stock of the Company, these shares were changed into 644,670 shares of Common Stock currently held by SB Ventures.

         In February of 1999, SOFTVEN No. 2 purchased an aggregate of 141,213 shares of Series D Preferred Stock of the Company for aggregate consideration of $23,000,067.37 in a private placement by the Company. In June of 1999, SOFTVEN No. 2 sold 94,142 shares of the Series D Preferred Stock held by it to SB Finance for $17,736,352.80, leaving SOFTVEN No. 2 with 47,071 shares of Series D Preferred Stock. As a result of subsequent stock splits and conversion of the shares into Common Stock of the Company, these shares were changed into 706,065 and 1,412,130 shares of Common Stock, respectively, currently held by SOFTVEN No. 2 and SB Finance.

         In March and April of 1999, SB America purchased an aggregate of 185,775 shares of Series E Preferred Stock of the Company ("Series E Preferred Stock") for aggregate consideration of $35,000,010.00 in a private placement by the Company. In May of 1999, SB America purchased an aggregate of 1,764,710 shares of Common Stock and 9,304 shares of Series B Preferred Stock ("Series B Preferred Stock") for aggregate consideration of $35,000,000.00 in private placements by the Company, and an additional 570,670 shares of Common Stock for an aggregate of $10,751,422.80 from several shareholders of the Company. As a result of stock splits, conversion of shares of Series B Preferred Stock and Series E Preferred Stock into shares of Common Stock and the sale by SB America of

Cusip No. 45809K1034                                       Page 14 of 20 Pages


121,509 shares of Common Stock to certain of its employees, SB America's current holdings are comprised of 6,307,745 shares of Common Stock. Included in the 121,509 shares of Common Stock sold by SB America to its employees were 64,290 shares (before a stock split, 42,860 shares) sold to Mr. Fisher for $807,482.40.

         SVI and SB Finance are wholly-owned subsidiaries of SOFTBANK. Accordingly, SOFTBANK may be regarded as a beneficial owner of securities owned by SVI and SB Finance. The managing partner of SOFTVEN No. 2 is SoftVenture Capital, Inc., a Japanese corporation, which is wholly-owned by SOFTBANK. Accordingly, SOFTBANK may be regarded as a beneficial owner of securities owned by SOFTVEN No. 2. SBH owns all the outstanding stock of SB America. Accordingly, SBH may be regarded as a beneficial owner of securities owned by SB America. SBH is in turn a wholly-owned subsidiary of SOFTBANK. Accordingly, securities beneficially owned by SBH may be deemed beneficially owned by SOFTBANK. Mr. Fisher is vice chairman of SBH and may be deemed to have voting or investment control with respect to shares beneficially owned by SBH. Accordingly, securities beneficially owned by SBH may be deemed beneficially owned by Mr. Fisher. Mr. Kitao is executive vice president and chief executive officer in the corporate strategy department of SOFTBANK and may be deemed to have voting or investment control with respect to shares beneficially owned by SOFTBANK. Accordingly, securities beneficially owned by SOFTBANK may be deemed beneficially owned by Mr. Kitao. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 38.27% interest in SOFTBANK. Accordingly, securities beneficially owned by SOFTBANK may be deemed beneficially owned by Mr. Son. As of the date of filing of this Statement, SVI, SOFTVEN No. 2, SB America, SB Finance, SBH, SOFTBANK, Mr. Fisher, Mr. Kitao and Mr. Son may be deemed beneficial owners of a total of 9,070,610 shares of Common Stock, representing approximately 26.16% of the Common Stock outstanding and consisting of 644,670 shares of Common Stock directly owned by SVI, 706,065 shares of Common Stock directly owned by SOFTVEN No.2, 6,307,745 shares of Common Stock directly owned by SB America, 1,412,130 shares of Common Stock directly owned by SB Finance. Mr. Fisher also directly owns 66,790 shares of Common Stock; therefore, he may be deemed beneficial owner of a total of 9,137,400 shares, or 26.36% of the Common Stock outstanding. Mr. Kitao also directly owns 2,500 shares of common stock; therefore, he may be deemed beneficial owner of a total of 9,073,110 shares, or 26.17% of the Common Stock outstanding.

         None of the Reporting Persons, nor, to their best knowledge and belief, any of their respective executive officers or directors, has effected any transaction in the Common Stock during the past 60 days.

Cusip No. 45809K1034                                       Page 15 of 20 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Items 2 and 5 above for information about certain relationships among the reporting parties.

Item 7.  Material to be filed as Exhibits.

Exhibit 1 Agreement of Joint Filing, dated as of February 14, 2000, by and among SOFTBANK Ventures, Inc., SOFTVEN No. 2 Investment Enterprise Partnership, SOFTBANK Finance Corporation, SOFTBANK America Inc., SOFTBANK Holdings Inc., SOFTBANK Corp. and Mr. Masayoshi Son.

Exhibit 2 Power of Attorney, dated February 17, 1998, whereby Mr. Masayoshi Son and SOFTBANK Corp. grant Stephen A. Grant a limited power of attorney (incorporated by reference to Exhibit 24 to the Statement on Schedule 13G filed by SOFTBANK, Mr. Son and SOFTBANK Ventures, Inc. on February 17, 1998 with respect to Concentric Network Corporation).

Cusip No. 45809K1034                                       Page 16 of 20 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 2000

                                            SOFTBANK VENTURES, INC.


                                            By:   /s/ Yoshitaka Kitao
                                               ---------------------------------
                                               Name:  Yoshitaka Kitao
                                               Title: President & CEO

                                            SOFTVEN NO. 2 INVESTMENT ENTERPRISE
                                            PARTNERSHIP


                                            By:   /s/ Yoshitaka Kitao
                                               ---------------------------------
                                               Name:  Yoshitaka Kitao
                                               Title: President & CEO

                                            SOFTBANK FINANCE CORPORATION


                                            By:   /s/ Yoshitaka Kitao
                                               ---------------------------------
                                               Name:  Yoshitaka Kitao
                                               Title: President & CEO

                                            SOFTBANK AMERICA INC.


                                            By:   /s/ Ronald D. Fisher
                                               ---------------------------------
                                               Name:  Ronald D. Fisher
                                               Title: Vice Chairman

                                            SOFTBANK HOLDINGS INC.


                                            By:   /s/ Stephen A. Grant
                                               ---------------------------------
                                               Name:  Stephen A. Grant
                                               Title: Secretary

Cusip No. 45809K1034                                       Page 17 of 20 Pages


                                            SOFTBANK CORPORATION


                                            By:   /s/ Stephen A. Grant
                                               ---------------------------------
                                               Name:  Stephen A. Grant
                                               Title: Attorney-in-Fact

                                            RONALD D. FISHER


                                            By:   /s/ Ronald D. Fisher
                                               ---------------------------------
                                               Name:  Ronald D. Fisher

                                            YOSHITAKA KITAO


                                            By:   /s/ Yoshitaka Kitao
                                               ---------------------------------
                                               Name:  Yoshitaka Kitao

                                            MASAYOSHI SON


                                            By:   /s/ Stephen A. Grant
                                               ---------------------------------
                                               Name:  Stephen A. Grant
                                               Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit 1 Agreement of Joint Filing, dated as of February 14, 2000, by and among SOFTBANK Ventures, Inc., SOFTVEN No. 2 Investment Enterprise Partnership, SOFTBANK Finance Corporation, SOFTBANK America Inc., SOFTBANK Holdings Inc., SOFTBANK Corp. and Mr. Masayoshi Son.

Exhibit 2 Power of Attorney, dated February 17, 1998, whereby Mr. Masayoshi Son and SOFTBANK Corp. grant Stephen A. Grant a limited power of attorney (incorporated by reference to Exhibit 24 to the Statement on Schedule 13G filed by SOFTBANK, Mr. Son and SOFTBANK Ventures, Inc. on February 17, 1998 with respect to Concentric Network Corporation).